Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-152394,
333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 28, 2008)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 12, 2009. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 28, 2008, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

February 12, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – February 12, 2009

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On February 12, 2009, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the twelve months ended December 31, 2008. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated February 12, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Sidney E. Anderson
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: February 12, 2009

Exhibit 99.1

News Release
Press contact: Nicole Alexander + 1.316.676.3212 nicole_alexander@hawkerbeechcraft.com www.hawkerbeechcraft.com	Investor Relations contact: Sidney E. Anderson +1.316.676.8014

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results

WICHITA, Kan. (Feb 12, 2009) – Hawker Beechcraft Acquisition Company, LLC (HBAC) reported net sales of $3.5 billion and operating income of $135.5 million for the 12 months ending Dec. 31, 2008.

2008 net sales were significantly impacted by the four-week strike by the International Association of Machinists (IAM) in August. The strike disrupted manufacturing and assembly operations, which significantly reduced aircraft deliveries for the remainder of the year. During 2008, the Company delivered 441 business and general aviation aircraft, consisting of 160 business jet, 178 turboprop and 103 piston aircraft. Additional detail regarding 2008 aircraft deliveries is included in the Appendix. The strike also impacted sales volume in the Trainer Aircraft segment as discussed further in Segment Results.

Operating income for the year was also impacted by the reduced deliveries as a result of the strike. The strike resulted in lower Business and General Aviation segment aircraft deliveries and reduced production in the Trainer Aircraft segment, impacting overall operating income. Also included in 2008 results were charges of $91.1 million associated with increased costs to conform specific early-production Hawker 4000 units to the final type design and establish more normal production processes.

The Company recorded a net after-tax loss for the year of $139.9 million. The loss included the impact of a non-cash increase in tax expense of $108.7 million as a result of a valuation reserve recorded against the U.S. federal deferred tax assets in compliance with the prescribed GAAP accounting treatment for deferred tax assets.

Operating cash flow consumed during the 12 months ending Dec. 31, 2008, was $69.0 million and was significantly impacted by an increase in inventory associated with the reduced deliveries as a result of the strike and delays in deliveries of the Hawker 4000. The timing of the Hawker 4000 deliveries was impacted by certain product enhancements incorporated in the aircraft type design late in 2008 as well as others to be incorporated in 2009.

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 2

On Dec. 31, 2008 the Company had $377.6 million in cash and cash equivalents. In addition, its available revolving credit facility was undrawn. The Company believes that its cash on hand, anticipated cash from operations and, if required, borrowings under the revolving credit facility will be sufficient to meet its cash requirements through 2009.

Net bookings for the year were $4.8 billion and year end backlog was $7.6 billion. As the general economic environment has deteriorated, new order activity has declined and order cancellations have increased. The Company does not believe 2009 new bookings will reach recent year levels and anticipates declining backlog in 2009.

In response to weakness in the global economy and anticipated reduced aircraft production rates, the Company reduced its workforce by approximately 500 workers in November 2008 and, in early 2009, announced another 2,300 reductions to be completed by the end of the year. These reductions will decrease operating costs in 2009; however, the impact on the Company’s 2008 results was not significant.

Segment Results

Business and General Aviation Aircraft

The Business and General Aviation segment recorded sales of $2,820.6 million and operating income of $24.7 million during 2008. In addition to the impact of the strike and the Hawker 4000 charges, segment results were also impacted by a $13.7 million charge recorded in the fourth quarter of 2008 to reduce the carrying value of used aircraft to current market value.

Trainer Aircraft

Sales in the Trainer Aircraft segment are principally comprised of revenue on the Joint Primary Aircraft Training System (JPATS) contract. The segment recorded sales of $338.2 million and operating income of $28.2 million during 2008. The segment’s operating results were adversely impacted by reduced production as a result of the strike and by the June 2008 suspension of deliveries on the JPATS contract pending resolution of quality issues with a supplier’s component. The quality issue was resolved and deliveries resumed in January 2009.

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 3

Customer Support

The Customer Support segment recorded sales of $522.8 million and operating income of $82.5 million during 2008. The segment was impacted by strategic pricing initiatives and improved cost productivity in both the spare parts and aircraft services operations.

The Appendix also includes the presentation of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), a non-GAAP measure the Company believes is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. This measure is not intended as a substitute for results reported under GAAP and has been reconciled to the closest GAAP measure, Income Before Tax, in the Appendix.

The Company intends to file its 2008 Annual Report on Form 10-K with the Securities and Exchange Commission on or about Feb. 25, 2009. At that time, the Form 10-K will be available on the Company’s Web site at www.hawkerbeechcraft.com.

Earnings Conference Call:

HBAC’s earnings results conference call for the year ending Dec. 31, 2008, will be held Tuesday, March 3, 2009, at 9 a.m. CDT. To attend, register at https://cossprereg.btci.com/prereg/key.process?key=P4VXYTCNP.

Once you register, you will be provided with dial-in numbers and pass codes needed to join the conference call. A recording of the earnings call will be posted to the Company’s Web site on the afternoon of March 3, 2009, and will be available for 45 days.

HBAC is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The company leads the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 4

Appendix

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Operations (Unaudited)

(In millions)

	Successor		Predecessor
	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007	Year Ended December 31, 2006
Sales	$3,546.5	$2,793.4	$670.8	$3,095.4
Cost of sales	3,021.7	2,369.6	558.6	2,585.1

Gross profit	524.8	423.8	112.2	510.3

Selling, general and administrative expenses	279.1	205.4	59.5	211.0
Research and development expenses	110.2	70.1	21.3	83.2

Operating income	135.5	148.3	31.4	216.1

Intercompany interest expense, net	—	—	15.8	91.6
Interest expense	205.9	158.6	—	1.1
Interest income	(8.5)	(6.3)	(0.9)	(15.7)
Other (income) expense, net	(2.4)	1.0	(0.1)	(1.5)

Non-operating expense, net	195.0	153.3	14.8	75.5

Income (loss) before taxes	(59.5)	(5.0)	16.6	140.6

Provision for (benefit from) income taxes	80.4	(5.8)	6.4	50.5

Net income (loss)	$(139.9)	$0.8	$10.2	$90.1

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 5

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	December 31, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$377.6	$569.5
Accounts and notes receivable, net	103.0	80.3
Unbilled revenue	35.9	24.1
Inventories, net	1,782.3	1,289.3
Current deferred income tax asset	43.2	47.9
Prepaid expenses and other current assets	32.5	60.5

Total current assets	2,374.5	2,071.6

Property, plant and equipment, net	641.8	655.7
Goodwill	599.6	716.0
Intangible assets, net	1,049.5	1,118.2
Non-current deferred income tax asset	91.6	—
Other assets, net	65.4	113.7

Total assets	$4,822.4	$4,675.2

Liabilities and Equity
Current liabilities
Notes payable and current portion of long-term debt	$126.6	$69.6
Advance payments and billings in excess of costs incurred	507.4	541.2
Accounts payable	404.3	323.6
Accrued salaries and wages	56.6	60.5
Current deferred income tax liability	72.4	—
Accrued interest payable	25.9	25.4
Other accrued expenses	280.3	168.7

Total current liabilities	1,473.5	1,189.0

Long-term debt	2,364.2	2,377.3
Accrued retiree benefits and other long-term liabilities	450.9	103.0
Non-current deferred income tax liability	84.1	1.5

Total liabilities	4,372.7	3,670.8

Paid-in capital	996.8	989.2
Accumulated other comprehensive income (loss)	(408.0)	14.4
Retained earnings (deficit)	(139.1)	0.8

Total equity	449.7	1,004.4

Total liabilities and equity	$4,822.4	$4,675.2

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 6

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Cash Flow (Unaudited)

(In millions)

	Successor		Predecessor
	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007	Year Ended December 31, 2006
Cash flows from operating activities:
Net income (loss)	$(139.9)	$0.8	$10.2	$90.1
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	85.6	60.5	18.7	75.3
Amortization of intangible assets	73.3	54.7	3.2	12.8
Amortization of debt issuance costs	9.6	7.2	—	—
Amortization of deferred compensation	4.0	6.6	—	—
Stock-based compensation	7.6	12.5	1.2	5.3
Current and deferred income taxes	79.0	(6.0)	(10.3)	8.5
Gain on sale of property, plant and equipment	0.9	—	—	(0.3)

Changes in assets and liabilities:
Accounts receivable, net	(23.1)	10.1	8.6	38.1
Unbilled revenue, advanced payments and billings in excess of costs incurred	(45.6)	205.4	(81.0)	100.2
Inventories, net	(280.0)	131.4	(87.9)	(150.2)
Prepaid expenses and other current assets	7.5	(7.6)	33.2	(10.0)
Accounts payable	80.7	(25.1)	(6.7)	86.4
Accrued salaries and wages	(3.9)	26.2	0.3	(9.4)
Other accrued expenses	117.4	31.3	(15.9)	(27.7)
Pension and other changes, net	(34.9)	31.9	3.5	(16.7)
Income taxes paid	(7.6)	(1.1)	—	—
Sale of financing receivables	—	—	—	102.2
Origination of financing receivables	—	—	(20.6)	(210.5)
Collection of financing receivables not sold	0.4	40.4	36.2	275.6

Net cash provided by (used in) operating activities	(69.0)	579.2	(107.3)	369.7

Cash flows from investing activities:
Expenditures for property, plant and equipment	(70.2)	(61.3)	(26.2)	(46.1)
Additions to computer software	(4.7)	(5.1)	(1.1)	(1.7)
Proceeds from sale of fuel and line operations, net	123.6	—	—	—
Proceeds from sale of property, plant and equipment	1.4	0.1		0.8
Proceeds from sale of product line	—	2.5
Acquisition of business, net of cash acquired	—	(3,216.5)	—	—

Net cash provided by (used in) investing activities	50.1	(3,280.3)	(27.3)	(47.0)

Cash flows from financing activities:
Payment of notes payable	(157.3)	(24.4)	—	—
Payment of term loan	(13.0)	(9.7)	—	—
Equity contributions	—	976.7	—	—
Issuance of long-term debt	—	2,400.0	—	—
Debt issuance costs	—	(72.0)	—	—
Net transfers from Raytheon	—	—	117.4	(323.8)

Net cash provided by (used in) financing activities	(170.3)	3,270.6	117.4	(323.8)

Effect of exchange rates on cash and cash equivalents	(2.7)	—	—	1.3

Net increase (decrease) in cash and cash equivalents	(191.9)	569.5	(17.2)	0.2
Cash and cash equivalents at beginning of period	569.5	—	25.9	25.7

Cash and cash equivalents at end of period	$377.6	$569.5	$8.7	$25.9

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 7

Hawker Beechcraft Acquisition Company, LLC

Segment Results (Unaudited)

(In millions)

	Successor		Predecessor
	Year Ended December 31, 2008	Nine Months Ended December 31, 2007	Three Months Ended March 25, 2007	Year Ended December 31, 2006
Sales
Business and General Aviation	$2,820.6	$2,211.9	$490.6	$2,246.6
Trainer Aircraft	338.2	266.0	91.2	420.0
Customer Support	522.8	418.8	116.4	551.4
Eliminations	(135.1)	(103.3)	(27.4)	(122.6)

Total	$3,546.5	$2,793.4	$670.8	$3,095.4

Operating Income
Business and General Aviation	$24.7	$85.6	$8.9	$134.9
Trainer Aircraft	28.2	14.1	12.2	52.0
Customer Support	82.5	46.0	9.6	30.6
Eliminations	0.1	2.6	0.7	(1.4)

Total	$135.5	$148.3	$31.4	$216.1

Hawker Beechcraft Acquisition Company, LLC Aircraft Delivery Units

	Three Months Ended		Twelve Months Ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Hawker 4000	3	—	6	—
Hawker 900XP	17	24	50	32
Hawker 800/850XP	4	5	15	35
Hawker 750	8	—	23	—
Hawker 400XP	16	14	35	41
Premier	8	22	31	54
King Airs	66	55	178	157
Pistons	32	30	103	111

Business & General Aviation Total	154	150	441	430

T-6	—	—	36	25

Total Deliveries	154	150	477	455

Hawker Beechcraft Acquisition Company, LLC Reports Full Year 2008 Financial Results—Page 8

Hawker Beechcraft Acquisition Company, LLC

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended December 31, 2008

(In millions)

	Trailing 12 Months	December 31, 2008	September 28, 2008	June 29, 2008	March 30, 2008
Income (loss) before income taxes	$(59.5)	$(17.9)	$(31.6)	$39.3	$(49.3)

Interest expense, net	197.4	54.9	48.0	$46.9	$47.6

Operating income adjustments:
Depreciation and amortization, including as a result of purchase accounting	158.9	41.1	39.7	39.4	38.7

EBITDA	$296.8	$78.1	$56.1	$125.6	$37.0

Adjustments to EBITDA:
Transition expenses to establish services previously performed by Raytheon Company	0.4	(0.1)	—	—	0.5
Exclude income statement impact of inventory step-up resulting from purchase accounting	11.4	2.3	0.8	3.7	4.6
Exclude loss recognized on derivative instruments no longer expected to be effective hedges	19.4	19.4	—	—	—
Exclude severance costs recorded during the period	1.0	1.0	—	—	—
Exclude non-cash stock-based and deferred compensation	9.6	1.7	(0.8)	3.8	4.9

Adjusted EBITDA	$338.6	$143.5	$95.8	$133.1	$47.0

Adjusted EBITDA is a non-GAAP financial measure that is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. It is not intended as a substitute for an evaluation of our results as reported under GAAP and is presented for informational purposes only.